DANCING PIGS PRODUCTIONS, LLC

Unaudited Financial Statements For The Period of Inception through October 30, 2017

November 3, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Dancing Pigs Productions, LLC
Las Vegas, NV

We have reviewed the accompanying balance sheet of Dancing Pigs Productions, LLC as of October 30, 2017, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 3, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DANCING PIGS PRODUCTIONS, LLC
BALANCE SHEET
OCTOBER 30, 2017

ASSETS

CURRENT ASSETS		
Cash	$	28,190
Accounts Receivable		432
Inventory		956
TOTAL CURRENT ASSETS		29,578
NON-CURRENT ASSETS		
Fixed Assets, Net		2,715
Loans to Members		2,814
Security Deposits		5,000
TOTAL NON-CURRENT ASSETS		10,529
TOTAL ASSETS		40,107

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES		
Note Payable		75,000
TOTAL LIABILITIES		75,000
MEMBERS' EQUITY		
Contributed Capital		-
Retained Earnings (Deficit)		(34,893)
TOTAL MEMBERS' EQUITY		(34,893)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	40,107

Unaudited- See accompanying notes.

DANCING PIGS PRODUCTIONS, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 30, 2017
_____

Operating Income		
Sales, Net	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expense		
General & Adminstrative		19,227
Advertising		8,586
Rent		7,034
Depreciation		46
		34,893
Net Income from Operations		(34,893)
Net Income	$	(34,893)

DANCING PIGS PRODUCTIONS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH OCTOBER 30, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(34,893)
Change in Accounts Receivable		(432)
Change in Inventory		(956)
Depreciation		46
Net Cash Flows From Operating Activities		(36,235)
Cash Flows From Investing Activities		
Change in Fixed Assets		(2,761)
Change in Loans to Members		(2,814)
Change in Security Deposits		(5,000)
Net Cash Flows From Investing Activities		(10,575)
Cash Flows From Financing Activities		
Change in Note Payable		75,000
Net Cash Flows From Investing Activities		75,000
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		28,190
Cash at End of Period	$	28,190

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Dancing Pigs Productions, LLC ("the Company") is a limited liability company organized under the laws of the State of Nevada. The Company produces concerts incorporating magic and music to be performed live before an audience.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory consists of promotional merchandise for resale at the Company's shows. Items of inventory are long lived, and unlikely to spoil or otherwise become unavailable for sale, thus no amount has been recorded in the statements to recognize inventory impairment losses.

Fixed Assets

The Company capitalizes long-lived assets with an original value of $1,000 or more. The Company's fixed assets consist of items used in the Company's performances. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company earned no revenue during the interim period ending

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October 30, 2017.

Rent

The Company occupies rented space under a month-to-month operating lease arrangement. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company has elected partnership treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns.

NOTE C- LLC MEMBER LIABILITY

Dancing Pigs Productions, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE D- DEBT

In 2017, the Company exchanged a note payable for cash for the purpose of funding startup costs and early stage operations. The note accrues interest at the rate of 8% per annum. The note holder is entitled to monthly payments equal to 15% of the Company's profits until the note principal has been repaid. After that, the note entitles the holder to continuing payments equal to 5% of monthly profits earned by the Company on its show at the Stratosphere Hotel in Las Vegas, NV.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 3, 2017, the date that the financial statements were available to be issued.